Exhibit 99.1

News Release

For Immediate Release

West Fraser Issues Statement

VANCOUVER, B.C., July 19, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today issued the following statement:

The Company is aware of recent market and media speculation. Although the Company has previously met with Kronospan, an existing shareholder, and CVC Capital Partners, the Company has not received a proposal and there are no ongoing discussions regarding the terms of any transaction. The Company is focused on executing on its business strategy to create shareholder value.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This release contains certain statements and information that do not relate to historical matters and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to expectations of West Fraser Timber Co. Ltd. (the “Company”) regarding the Company’s strategy, plans, goals, objectives, expectations and future operating performance; statements regarding any proposal or any proposed transaction involving the Company (there can be no assurance that any proposal comes forward to the Company, and even if it does, there is no assurance that any transaction would close); and statements regarding the Company’s expectations regarding the other matters set forth in this release. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “should”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words. Forward-looking statements represent the Company’s views only as of the date they are made and should not be relied upon as representing the Company’s views as of any subsequent date. Forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that they will prove to be accurate.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward- looking statements will not occur. In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2021 MD&A, as updated by the disclosures in our Q1 2022 MD&A, as well as in our public filings with securities regulatory authorities and may differ materially from those anticipated or projected. Reference should be made to the other factors discussed in public filings with securities regulatory authorities for more information on these potential risks and uncertainties. Shareholders may obtain copies of the Company’s filings and other publicly filed documents without charge from the SEC’s website at www.sec.gov or from SEDAR’s website at www.sedar.com.

Readers should exercise caution in relying upon forward-looking statements and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com